

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Via Email
Keith J. Henderson
President and CEO
Dorato Resources Inc.
#1920 – 1188 West Georgia Street
Vancouver, British Columbia, V6E 4A2
Canada

Re: **Dorato Resources Inc.**
  Form 20-F for Fiscal Year Ended January 31, 2010
  Filed August 24, 2010
  Amendment No. 1 to Form 20-F for Fiscal Year Ended January 31, 2010
  Filed March 1, 2011
  File No. 000-33299

Dear Mr. Henderson:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Jennifer Thompson

       Jennifer Thompson
       Accounting Branch Chief